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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

April 21, 2015

Re:	Biotie Therapies Corp.

Draft Registration Statement on Form F-1

Submitted March 17, 2015

CIK No. 0001579695

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Biotie Therapies Corp., a Finnish public company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated April 14, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on March 17, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

2	April 21, 2015

Risk Factors

Risks Related to the Development and Clinical Testing of Our Product Candidates

“If serious adverse, undesirable or unacceptable side effects or preclinical findings are identified…,” page 22

1.	Please explain here and in your disclosure on page 98 how the severe adverse effect of acute psychosis was determined to be probably related to tozadenant and disclose the changes you have made or are considering making, if any, to this product or limitations you may place on the target patient population, if any, as a result of this finding.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 99 of the Registration Statement.

Risks Related to Our Reliance on Third Parties

“Collaborations on products and product candidates are important to our business…,” page 31

2.	Please explain, to the best of your knowledge, the reason(s) for UCB’s decision to terminate its license and collaboration agreement with you in 2014.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 102 of the Registration Statement based on the information provided in the press release issued by UCB in connection with the termination of the license and collaboration agreement in 2014, which is consistent with our understanding.

Risks Related to Employee Matters and Managing Growth

If we fail to attract and keep senior management and key scientific personnel…,” page 48

3.	Please amend this risk factor to disclose the name(s) and title(s) of the members of senior management whose departure you believe may result in a material adverse effect.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement.

Market Information, page 61

4.	In addition to the information in the table on page 61 listing the highest and lowest closing prices for your ordinary shares over the past several periods, please also provide the average daily trading volume of the ordinary shares on the Finnish Stock Exchange for each of the periods listed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

3	April 21, 2015

Use of Proceeds, page 62

5.	Please amend this disclosure to specify the approximate allocations of offering proceeds to each of the product candidates, i.e. the amount you intend to spend on the Phase 3 trial of tozadenant and the amounts to cover your portion of the Phase 2 trials for SYN120 and BTT1023.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9 and 62 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 82

6.	Please file the agreements governing the outstanding capital loans and the research and development loans between you and the Finnish Funding Agency for Technology and Innovation, i.e. Tekes. Alternatively, please provide us with an analysis as to why these agreements are not material.

Response:	The Company has considered that Item 601(b)(10)(i) of Regulation S-K requires that non-ordinary course contracts must be filed if they are material. The Company has concluded that the contracts governing the outstanding capital loans and the research and development loans between the Company and the Finnish Funding Agency for Technology and Innovation, or Tekes, are non-ordinary course. Accordingly, they are only required to be filed if they are material. The loans extended to the Company by Tekes are documented in 16 different contracts, each of which pertains to a loan of an amount that is immaterial to the Company. The agreements do not contain cross-default provisions or other provisions that otherwise link the various agreements, for example a provision requiring repayment of a loan under one agreement upon repayment of a loan under another agreement. Accordingly, the Company believes that these agreements are not material.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Contractual Obligations and Commitments, page 82

7.	Please revise footnote 2 to your table to disclose the aggregate amount of milestone payments potentially due under your various license agreements if all milestone triggering events are achieved. In addition, if you expect any of the underlying triggering events to be achieved within the next year, please separately disclose the amounts you would be required to pay on those milestones.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

4	April 21, 2015

Business

General

8.	Please indicate when you filed your regulatory applications with the Food and Drug Administration and/or the European Medicines Agency for each of your active product candidates, including any amendments to same, and for which indications those applications were made. If the original applicant was an entity other than yourself, please identify it in your disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 125 of the Registration Statement.

Tozadenant, page 91

9.	In your description of tozadenant’s mechanism of action, please explain the term “endogenous neurotransmitter.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Registration Statement.

10.	In your description of the results of the Phase 2b trial, you use the phrase “clinically important” to describe the effect of the 120 mg and 180 mg doses of tozadenant. If this is intended to be synonymous with the “clinically meaningful” characterization you give to these results in your Summary and elsewhere, please clarify this. Also, please distinguish this characterization from “statistically significant” and explain why you use them both in describing the trial. Please apply the same analysis to your discussion of the UPDRS scale and those results.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and 97 of the Registration Statement. The Company confirms that “clinically important” and “clinically meaningful” are synonymous phrases and accordingly revised the Registration Statement to only use the former phrase.

SYN120, page 101

11.	Please state whether you have an agreement in place with the Michael J. Fox Foundation relating to the funding they have provided and, if so, describe its material provisions and file the agreement as an exhibit. If you do not believe that this agreement represents a material contract please provide us with your analysis.

Response:	The Company respectfully advises the Staff that it does have an agreement with the Michael J. Fox Foundation relating to the funding it has provided, as described on page 16 of the Registration Statement. The Company has considered that Item 4 of Part I of Form 20-F, which is incorporated into Form F-1, requires summary information regarding the extent to which the issuer is dependent on certain types of contracts, including commercial and financial contracts. The Company has determined that it is not dependent on the Michael J. Fox

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

5	April 21, 2015

Foundation contract, in particular due to the small amount of funding provided (up to $2 million) and the repayment terms (capped at the inflation-adjusted amount of funding provided and payable only once sales of the relevant product are achieved), and therefore, considers that the Registration Statement contains the appropriate level of information about the contract. In addition, Item 601(b)(10)(i) of Regulation S-K requires that non-ordinary course contracts must be filed if they are material. The Company has concluded that the contract with the Michael J. Fox Foundation is non-ordinary course, and, for the reasons described above, non-material, and therefore the Company has concluded that the contract is not required to be filed.

Collaborations, page 106

12.	We note your disclosure concerning the Lundbeck License Agreement and the Roche License Agreement. Please amend your registration statement to do the following:

•	Disclose the milestone payments made to date as well as the aggregate milestone payments eligible to be made in the future, consistent with comment 7 above;

•	Disclose a range of the royalty payments eligible to be made through the Roche agreement for both tozadenant and SYN-120 and a similar range for royalties payable through the Lundbeck agreement for Selincro, e.g. “single-digits,” “teens,” “twenties,” etc.;

•	Include the duration and termination provisions of both agreements in this disclosure; and

•	File those agreements as exhibits to your registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 107 and 108 of the Registration Statement as regards the Lundbeck License Agreement and has filed the agreement, including the amendments thereto, as Exhibits 10.5 – 10.11 to the Registration Statement. The Company respectfully advises the Staff that it intends to revise the disclosure regarding the Roche License Agreement in a future filing.

Management

Compensation of Members of the Senior Management Team, page 139

13.	We note you have provided the compensation, other short term employment benefits and post-employment benefits for your President and Chief Executive Officer but not for any other members of your senior management term. Please confirm that Finnish law does not require the individual disclosure of compensation for any other members of the senior management team.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

6	April 21, 2015

Response:	The Company respectfully confirms that Finnish law does not require the individual disclosure of compensation for any other members of the senior management team.

Description of Share Capital and Articles of Association, page 150

14.	Item 7 of Form 20-F requests that you indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

Response:	The Company respectfully advises the Staff that it has revised the disclosure on page 150 of the Registration Statement.

Notes to the Consolidated Financial Statements

20. Non-current financial liabilities, page F-37

15.	It appears that based on your grants accounting policy, described on page F-11, you record and present all of your grants as “related to income” under paragraph 29 of IAS 20. Please address the following:

•	Revise your disclosure of the non-convertible capital loans from Tekes to clarify how you used the proceeds of these loans;

•	To the extent you acquired assets for these loans, explain to us why the grant portion is not presented as a grant related to assets under paragraph 24 of IAS 20;

•	Explain to us the statement on page F-38 that “it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and a convertible loan;”

•	Explain to us how you determined the fair value of your Tekes loans to derive the grant component under paragraph 10A of IAS 20;

•	Revise your disclosures to describe and quantify the terminology, “restricted equity” and “fully covered” as discussed on page F-38 and “distributable funds” as discussed on page 83;

Response:	The Company acknowledges the Staff’s comment and, to facilitate a more accurate and complete understanding of the Company’s response, the Company has provided additional background to the Tekes loans prior to providing responses to the comments above.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

7	April 21, 2015

Background

Since 1998, the Company has been participating in loan programs with Tekes, and the current outstanding balance reflects the combined balance of multiple loans that were awarded since 1998, net of loans that have been forgiven by Tekes. Tekes, the Finnish Funding Agency for Technology and Innovation, is the main publicly funded expert organization for financing research, development and innovation in Finland. The terms of the loans are governed by the Finnish Act on State Lending and State Guarantees, Government Decree on Research, Development and Innovation Funding and as such, the terms of the Company’s Tekes loans are standard terms for loans granted by Tekes. The proceeds from the Tekes Loans have been fully used to fund a number of research & development projects since 1998. If the research work funded by Tekes does not result in an economically profitable business or does not meet its technological objectives, Tekes may, on application from the Company, forgive each of these loans, including accrued interest, either in full or in part.

For the Tekes loans that were awarded pre-January 1, 2009, these loans were measured at cost in accordance with the (former) IAS 20, as IAS 20 prior to the amendment did not require to measure the grant component reflecting benefit derived from the below market interest rate. For Tekes Loans awarded post-January 1, 2009, amended IAS 20 has been applied and the Company has separately estimated the values for the grant and liability components using as the basis the interest rate of its issued convertible note.

The Company has been awarded several loans since 1998, however the majority of these loans were awarded prior to January 1, 2009 (and as such, the IAS 20 amendment does not apply to a vast majority of the loans). As of December 31, 2014, the Tekes loans were comprised of the following:

	Awarded pre- January 1, 2009	Awarded post- January 1, 2009	Total
Non-convertible capital loans	€16,317,748	€—	€16,317,748
Research and development loans	2,622,000	67,917	2,689,917

	€18,939,748	€67,917	€19,007,665

Responses The Company acknowledges the Staff’s comments and has addressed each of the comments as follows:

•	The Company has revised the financial statements on pages F-38 and 83, to disclose how the Company used the proceeds from the Tekes loans.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

8	April 21, 2015

•	The Company did not acquire assets with the proceeds from the Tekes loans as the funds have been solely used to fund research and development activities and therefore no further disclosures have been made.

•	The Company respectively advises the Staff that the Company, as an early stage biotech company, currently does not have, and has not had, the ability to access other forms of market financing (such as bank loans due to lack of collateral) and therefore has no recent financing activity to develop a “reasonable” method to determine fair values for their current debt instruments. As explained in the financial statements on page F-44 the Company relies on different sources of research and development grants and loans and equity financing, and Tekes loans have been its most significant source of debt financing since its formation. The terms and conditions of Tekes financing have not significantly changed, partly due to the low market interest levels, partly as the terms are standard and partly as the loans are governed by the Finnish Companies Act. The Company has also reviewed a range of peer group data within the same industry to form an understanding of the current market interest yield as at December 31, 2014. The approximate yields ranged from 6.41% to 10.83%. However, these yields represent yields from listed debt instruments of peer companies that have collaterals or ratings, and accordingly do not directly represent comparative rates that would be available for the Company. Further, as the Tekes loans have repayment conditions under which they are not repayable until either restricted equity is fully covered or the Company has distributable funds and as the Company does not expect to have such funds for at least the next five years, it is difficult to estimate the appropriate discount period and interest rate. For the foregoing reasons, the Company cannot estimate the potential timing and the amounts of repayments (if required) or forgiveness. When evaluating the disclosure requirements under IFRS 7 par 25, the Company concluded that without a fair value method that would permit a reasonable comparison to the carrying values, they could not calculate nor disclose reasonable fair values for the Tekes Loans and the convertible note.

•	The Company respectively advises the Staff that in measuring the grant component of the Tekes loans (advanced post-January 1, 2009), the Company considered the guidance under paragraph 10A of IAS 20 that applies to loans at favorable terms received from a government agency and measured the amount of the grant to be recognized in “Other income” as the difference between present value at market rate and the cash received. Given the total value remaining to the Tekes loans (advanced post- January 1, 2009), the Company notes that amounts of “Other income” was not material to its net loss as of and for any of the applicable statement of financial position dates presented in the Registration Statement.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

9	April 21, 2015

•	With regards to the non-convertible Tekes loans, the terminology used in the financial statements and registration statement to describe the repayment terms are further explained as follows:

	•	Restricted equity of the Company represents share capital and as of December 31, 2014 (the last financial period) totaled €193,285 thousand.

	•	Distributable funds (or unrestricted equity) of the Company comprises retained earnings (accumulated deficit), reserve for invested unrestricted equity and other reserves (unrestricted) and as of December 31, 2014 (the last financial period) totaled a debit of € 140,662 thousand.

	•	Distributable funds for the most recent financial period need to be at least zero for restricted equity to be “fully covered”.

The terms “restricted equity”, “distributable funds” and “fully covered” are all terminology derived from the unofficial English translation of the Finnish Companies Act which governs the conditions required for a limited liability company to repay principal or interest on non-convertible capital loans such as the Tekes loans.

The Company has revised the financial statements on page F-38 to describe and quantify the terminology, “restricted equity” and “fully covered” and revised the amended Registration Statement on page 83 to describe “distributable funds”.

Other Comments

16.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. The Company will supplementally provide the Staff with written materials provided during the presentations to potential investors in reliance on Section 5(d) of the Securities Act.

17.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:	The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

10	April 21, 2015

18.	We further note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

Response:	The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange

Commission

11	April 21, 2015

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail

Timo Veromaa, President and Chief Executive Officer

David Cook, Chief Financial Officer

Biotie Therapies Corp.